UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below

L.B. Foster Company Savings Plan for Bargaining Unit Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

L.B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

Financial Statements and

Supplemental Schedule

December 31, 2016 and 2015 and the

Year Ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Audit Committee of

L.B. Foster Company

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

Charleston, West Virginia

June 29, 2017

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value	$2,095,371	$1,929,348
Receivables:
Notes receivable from participants	201,541	187,024
Contributions receivable from employee	8,312	12,060
Contributions receivable from employer	4,703	6,976

Total receivables	214,556	206,060

Net assets available for benefits	$2,309,927	$2,135,408

See accompanying notes.

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Investment income:
Interest and dividends	$82,111
Net realized/unrealized appreciation in investment fair value	81,769

Total investment income	163,880
Interest income from notes receivable from participants	6,973
Contributions:
Employee	143,289
Employer	82,098
Rollover	370

Total contributions	225,757

Total additions	396,610

Deductions
Deductions from net assets attributable to:
Benefit payments	201,931
Administrative expenses	13,457

Total deductions	215,388

Increase in net assets available for benefits before transfer	181,222
Transfers to affiliated plan*	(6,703)

Increase in net assets available for benefits after transfer	174,519
Net assets available for benefits, beginning of year	2,135,408

Net assets available for benefits, end of year	$2,309,927

*	L.B. Foster Company 401(k) and Profit Sharing Plan

See accompanying notes.

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2016 and 2015

1. Description of Plan

The following brief description of the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information.

General

The Plan is a defined contribution plan extended to union hourly employees of L.B. Foster Company (the “Company”) who have attained age 18 and are employed at locations specified by the Plan. Eligible employees are automatically enrolled in the Plan. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Contributions and Forfeitures

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pretax basis ranging up to 75% of annual compensation subject to Internal Revenue Code (the “Code”) limitations. A participant who elects to make deferred savings contributions of at least 5% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 100% of the participant’s annual compensation. Participant and Company contributions are invested in accordance with participant elections. The Plan contains an auto-enrollment provision of 3%. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age, until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.

Company contributions are made pursuant to the terms of the collective bargaining agreements applicable to the Company’s specific locations. Effective January 1, 2015, the Spokane, Washington and Bedford, Pennsylvania Union Agreements were amended to provide a Company match of 100% of the first 1% of their eligible compensation and 50% of the next 6% of their eligible compensation for a maximum Company match of 4%. The Company’s contributions may

1. Description of Plan (continued)

be reduced by accumulated forfeitures. At December 31, 2016 and 2015, forfeitures of $8,045 and $5,808, respectively, were available to reduce future Company contributions. During 2016 and 2015, forfeitures of $9,524 and $0 were utilized to reduce plan expenses.

Participant Accounts

Each participant account is credited with the participant’s contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan at the direction of the participant.

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, (c) plus related earnings (losses). Participants are 100% vested in the Company’s contributions after three years of eligible service or attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Benefit Payments

Normal retirement age is 65. Early retirement age is 55 provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of any portion or all of the participant’s vested account balance.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings.

1. Description of Plan (continued)

Notes Receivable from Participants

A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries a reasonable interest rate as determined by the plan sponsor. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2. Summary of Significant Accounting Policies (continued)

Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

Valuation of Investments and Income Recognition

Investments are reported at fair value Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds consisting primarily of stocks, bonds, and Company stock. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned and is reported within interest and dividends on the statement of changes in net assets available for benefits. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Benefit Payments

Benefits are recorded upon distribution.

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

Subsequent Events

The Plan’s management concluded that there were no subsequent events requiring adjustments to the financial statements or additional disclosures as stated herein.

3. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the plan is qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•	Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2016 and 2015, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:

Common stock

L.B. Foster common stock is the only common stock investment available to the Plan and is valued daily at the closing price reported on the active market.

Mutual funds

Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

4. Fair Value Measurements (Continued)

Stable value collective trust fund

Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) is the only stable value collective trust fund available to the Plan. The Plan uses the Net Asset Value (“NAV”) per share of the MIP CL 1 Fund provided by the trustee as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the MIP CL 1 Fund, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The MIP CL 1 Fund’s units are issued and redeemed daily at the constant NAV of $1 per unit. The Fund’s investment objective is stability of principal and high current income.

Investments included in the statements of net assets available for benefits include mutual funds totaling $2,083,800 and $1,920,722, the Company’s common stock fund of $5,292 and $4,730, and the Company’s Stock Purchase Account of $881 and $856, which are stated at fair value as of December 31, 2016 and 2015, respectively. These investments are valued using daily unadjusted quoted prices and are Level 1 fair value measurements.

Excluded from the fair value disclosure above, the investment in the stable value collective trust fund is measured at net asset value per share. The net asset value as of December 31, 2016 and 2015 for the investment in the MIP CL 1 Fund is $5,398 and $3,040, respectively. There are no unfunded commitments in regards to the MIP CL I Fund at December 31, 2016.

5. Transactions with Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Plan also invests in Company stock. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions.

6. Reconciliation of Financial Statements to Form 5500

The Form 5500 has been prepared using the fair value of the underlying investments held by the stable value investment fund, instead of using NAV as the practical expedient to estimate fair value (see Note 4). The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

	2016	2015
Net assets available for benefits per financial statements	$2,309,927	$2,135,408
Adjustment from NAV to fair value for stable value collective trust fund investment	12	20

Net assets available for benefits per Form 5500	$2,309,939	$2,135,428

The following is a reconciliation of the net increase before transfers in the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended December 31, 2016, to net per Form 5500:

Net increase per the financial statements	$181,222
Net change in adjustment from NAV to fair value for stable value collective trust fund investment	(8)

Net income per Form 5500	$181,214

Supplemental Schedule

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

EIN #25-1324733         Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2016

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
Fidelity Investments*:
Government Income Fund	Government obligations	8,227	$83,670
Spartan US Bond Index Fund – Advantage Class	Fixed income securities	1,320	15,167
Balanced Fund – Class K	Equities	7,802	171,796
Capital Appreciation Fund – Class K	Equities	59	1,874
Contrafund K	Equities	160	15,698
International Discovery Fund – Class K	Equities	474	17,227
Low Price Stock Fund – Class K	Equities	14	668
Retirement Government Money	Government obligations,
Market Fund	money market securities	40,357	40,357
Managed Income Portfolio Class 1	Stable value fund	5,398	5,398
Spartan International Index Fund -Advantage Class	Equities	279	9,864
Spartan Extended Market Index Fund -Advantage Class	Equities	42	2,328
Spartan Small Cap Index Fund—Advantage Class	Equities	413	7,581
Spartan 500 Index Fund – Advantage Class	Equities	1,981	155,221
Freedom Income Fund – Class K	Equity funds, fixed income funds	1,723	20,002
Freedom 2005 – Class K	Equity funds, fixed income funds	412	5,223
Freedom 2020 – Class K	Equity funds, fixed income funds	3,013	42,064
Freedom 2025 – Class K	Equity funds, fixed income funds	1,993	29,076
Freedom 2030 – Class K	Equity funds, fixed income funds	21,326	317,332
Freedom 2035 – Class K	Equity funds, fixed income funds	16,766	258,528
Freedom 2040 – Class K	Equity funds, fixed income funds	11,656	179,967
Freedom 2045 – Class K	Equity funds, fixed income funds	4,936	78,534
Freedom 2050 – Class K	Equity funds, fixed income funds	5,912	94,767
Freedom 2055 – Class K	Equity funds, fixed income funds	5,361	63,850
Freedom 2060 – Class K	Equity funds, fixed income funds	1,751	18,241
Prudential Jennison Mid-Cap Growth Fund—Class Q	Equities	88	3,107
Franklin Mutal Shares Class Z	Equities	3,849	108,624
Glenmede Small Cap EQ IS	Equities	47	1,419
Oppenheimer Developing Markets Fund	Equities	384	12,287
PIMCO Real Return Inst	Fixed income securities	3,421	37,357
PIMCO Total Return Fund	Fixed income securities	1,499	15,030
Janus Triton N	Equities	428	10,243
Sentinel Common Stock A Fund	Equities	6,603	266,695

			2,089,198

L.B. Foster Company

Savings Plan for Bargaining Unit Employees

EIN #25-1324733         Plan #014

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
L.B. Foster Company*:
Stock Fund	Common stock	389	$5,292
Stock Purchase Account	Money market securities	—	881

			6,173

			2,095,371
Participant loans*	Participant loans, interest rate of 4.25%, various maturities ranging from one year to five years		201,541

			$2,296,912

*	Party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B. Foster Company Savings Plan for Bargaining Unit Employees (Name of Plan)

Date: June 29, 2017	/s/ Brian H. Kelly
Brian H. Kelly Vice President, Human Resources and Administration